SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 000-51690

Baja Mining Corp.
(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street, Vancouver, British Columbia T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.           News Release dated January 14, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp.
(Registrant)

Date: January 15, 2008	By:	/s/ John Greenslade

John Greenslade
President

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
January 14, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING ORDERS LONG LEAD ITEMS

Baja Mining Corp. (the “Company”) is pleased to announce that it has placed orders for the Construction Camp and several critical path items, with long delivery times, in order to keep the overall schedule on track for start-up of the Boleo copper-cobalt project at Santa Rosalia, Mexico.

Construction Camp
The anticipated peak work force during construction is anticipated to be approximately 2,500 people. The construction camp will be built in two phases, with the first phase being able to accommodate 1,000 workers. The company has now awarded the contract for the construction of the first phase of the camp, with expected completion in the second quarter of 2008. With over 100 people currently on site, the early delivery of the main camp will enable the accelerated pace of construction to continue. All of the water for the camp and construction, prior to startup of the process plant, will be provided by a reverse osmosis desalination plant which has also been purchased. It is anticipated that the second phase of the camp, with capacity for up to 2,200 workers, will not be required until 2009.

Acid Plant and Power Generation Facilities
The Acid Plant and Power Cogeneration (cogen) Plant are both critical path items in the construction schedule. Accordingly, to ensure their timely availability in 2009, the Company has placed the order for a 46 megawatt turbine and generator (TG) set which has been identified as the single longest lead item. The cost of this TG package is approximately US$10 million. Delivery is expected in 18-22 months. The Cogen Plant is an integral part of the acid plant and utilizes heat recovered from the burning of sulphur to generate power. When fully operational, it is anticipated that this facility will provide almost all of the power required for the mine and process plant. In addition, the Company has issued a “Letter of Award and Limited Authorization to Proceed” to SNC-Lavalin Engineers & Constructors Inc. for basic engineering and procurement services for the 2400 tonnes per day acid plant, complete with heat recovery system and the 46 MW turbo generator package. The parties are currently working on concluding a definitive agreement for all services; however work has commenced based on the award.

Site Activities
Baja Mining Corp. is pleased to advise that site work at the Boleo project, Santa Rosalia, Mexico is proceeding on a timely basis for the start of construction. Initial work over the past several months consisted of a cactus removal, quarantine and relocation program at the proposed plant location and construction camp site in accordance with our environmental permits. The Company and the local authorities of Santa Rosalia have also been working in a cooperative effort to remediate the town’s existing landfill, located on the Company’s land, and to develop a controlled facility in a new location to the north on land being donated by the Company for such purpose. In addition, geo-technical drilling and testwork has been ongoing for the last few months at the process plant and tailings dam locations to enable an early start of construction. The Company will be continuing to place orders for long lead items over the next few months.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s timing of placement of and expected number of construction workers on site, expected timing of delivery of long lead items, such as the acid plant, expect, and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.